Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 10 DATED SEPTEMBER 15, 2020

TO THE PROSPECTUS DATED APRIL 16, 2020

We are providing this supplement to you in order to supplement our prospectus dated April 16, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the Company's net asset value for the month ended August 31, 2020;
•	to disclose the adjusted per share public offering price for each class of our shares, effective as of September 22, 2020, the date which is five business days after this supplement is filed with the Securities and Exchange Commission; and
•	to disclose information about our distributions.

Determination of Net Asset Value for the month ended August 31, 2020

On September 15, 2020, the board of directors (the “Board”) of CNL Strategic Capital, LLC (the “Company”) determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in the Company’s Prospectus. Class FA and Class S shares are not being offered in the Company’s current public offering (the “Offering”). Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be September 30, 2020. The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I and Class S shares as of August 31, 2020:

Month Ended August 31, 2020	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$137,035,388	$24,810,220	$14,788,904	$10,550,920	$39,578,173	$23,508,643	$250,272,248
Number of Outstanding Shares	4,749,797	892,507	532,207	385,861	1,409,512	813,015	8,782,899
Net Asset Value, Per Share	$28.85	$27.80	$27.79	$27.34	$28.08	$28.92

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see Note 4. “Fair Value of Financial Instruments” in Item 1. “Financial Statements” in Part I of the Company’s quarterly report on Form 10-Q for the three months ended June 30, 2020. Please also see “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.

Public Offering Price Adjustment

On September 15, 2020, the Board also approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of September 22, 2020 and will be used for the Company’s next monthly closing for subscriptions on September 30, 2020. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of August 31, 2020. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$30.38	$29.18	$27.34	$28.08
Selling Commissions, Per Share	$1.82	$0.88
Dealer Manager Fees, Per Share	$0.76	$0.51

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

On September 15, 2020, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
October 29, 2020	November 10, 2020	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

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